

GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1422
Tel (914) 921-5100
www.gabelli.com

July 20, 2018

Mr. David Case
Chief Executive Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, OR 97210

Dear David,

It was good speaking with you today. Further to our conversation, I want to reiterate that we operate in a fishbowl. We conduct fundamental research, which deals only with information within the public domain. As you know, we are a 13D filer on Schmitt Industries.

We are enclosing here our magna carta of shareholder rights. We are neither for nor against management but for shareholders. In the event a proxy proposal is made, our firm's independent proxy voting committee will evaluate it. Our proxy voting committee reviews relevant information in each case and makes decisions that are in the best interests of all shareholders.

Thank you for your time. And, congratulations on a strong finish to your fiscal year.

Sincerely,
Brett Kearney

655 Third Ave., New York, N.Y. 10017
Tel. (212) 972-1840

Gabelli & Company, Inc.

May 16, 1988

```
+---------------------------+
|                           |
|      MAGNA CARTA          |
|                           |
|          OF               |
|                           |
|    SHAREHOLDER RIGHTS      |
|                           |
+---------------------------+
```

There has been a great deal of dialogue among fund sponsors, especially among corporate sponsors, about the voting of proxies. The U.S. Department of Labor has focused on this as well. We thought it timely to share with you our thought process on the voting of proxies.

The MAGNA CARTA (a) of Shareholder Rights

As we have stated in the past, we are neither for nor against management. We are for shareholders.

As security analysts we are best informed (sic!) to make the decisions on matters that will affect the economic value of investments. We believe a Magna Carta of Shareholder Rights should exist. What do you as a professional in the investment business think?

We feel there are issues that affect corporate governance. The following list outlines our position on these issues:

We are in favor of:	We will vote against:
● Cumulative Voting	● Greenmail
● Golden Parachutes	● Poison Pills
● One Share: One Vote	● Supermajority Voting
● Cash Incentives	● Blank Check Preferreds
● Pre-emptive Rights	● Super-Dilutive Stock Options

This is our policy. We will make exceptions when we encounter management that demonstrates superior sensitivity to the needs of shareholders. What are you doing?

(a) The **MAGNA CARTA** (L. great charter) was signed in June 1215 at Runnymede on the Thames. It was the decisive step forward in the establishment of constitutional government in England.

Mario J. Gabelli, C.F.A./lme



GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1422
Tel (914) 921-5100
www.gabelli.com

July 20, 2018

Ms. Ann Ferguson
Chief Financial Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, OR 97210

Dear Ann,

It was good speaking with you today. Further to our conversation, I want to reiterate that we operate in a fishbowl. We conduct fundamental research, which deals only with information within the public domain. As you know, we are a 13D filer on Schmitt Industries.

We are enclosing here our magna carta of shareholder rights. We are neither for nor against management but for shareholders. In the event a proxy proposal is made, our firm's independent proxy voting committee will evaluate it. Our proxy voting committee reviews relevant information in each case and makes decisions that are in the best interests of all shareholders.

Thank you for your time. And, congratulations on a strong finish to your fiscal year.

Sincerely,
Brett Kearney

655 Third Ave., New York, N.Y. 10017
Tel. (212) 972-1840

Gabelli & Company, Inc.

May 16, 1988


MAGNA CARTA

OF

SHAREHOLDER RIGHTS


There has been a great deal of dialogue among fund sponsors, especially among corporate sponsors, about the voting of proxies. The U.S. Department of Labor has focused on this as well. We thought it timely to share with you our thought process on the voting of proxies.

The MAGNA CARTA (a) of Shareholder Rights

As we have stated in the past, we are neither for nor against management. We are for shareholders.

As security analysts we are best informed (sic!) to make the decisions on matters that will affect the economic value of investments. We believe a Magna Carta of Shareholder Rights should exist. What do you as a professional in the investment business think?

We feel there are issues that affect corporate governance. The following list outlines our position on these issues:

We are in favor of:	We will vote against:
• Cumulative Voting	• Greenmail
• Golden Parachutes	• Poison Pills
• One Share: One Vote	• Supermajority Voting
• Cash Incentives	• Blank Check Preferreds
• Pre-emptive Rights	• Super-Dilutive Stock Options

This is our policy. We will make exceptions when we encounter management that demonstrates superior sensitivity to the needs of shareholders. What are you doing?

(a) The **MAGNA CARTA** (L. great charter) was signed in June 1215 at Runnymede on the Thames. It was the decisive step forward in the establishment of constitutional government in England.

Mario J. Gabelli, C.F.A./lme